[GULFMARK LETTERHEAD]
July 8, 2010
Via EDGAR and FedEx
Securities and Exchange Commission
100 F. St, N.E.
Washington, D.C. 20549
Attn:	Ms. Anne Nguyen Parker, Branch Chief Mr. Douglas Brown

RE:	GulfMark Offshore, Inc. Form 10-K Filed February 26, 2010 Proxy Statement on Schedule 14A Filed April 30, 2010 File No. 001-33607
Ladies and Gentlemen:
     On July 6th, we received your letter dated July 1, 2010, requesting information regarding the disclosures on our Form 10-K for year ended December 31, 2009, our Form 10-Q for the fiscal quarter ended March 31, 2010, and our 2010 Proxy Statement on Schedule 14A.
     Your letter states that our response is due ten business days from July 1, 2010. We kindly request that our response due date be extended to Tuesday, July 20, 2010, in order to give us adequate time to prepare our response.

Very truly yours, GulfMark Offshore, Inc.
/s/ Bruce A. Streeter
Bruce A. Streeter
President and Chief Executive Officer